UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Gulf Coast Ultra Deep Royalty Trust [CIK: 0001565146]

2.	Name of Person Relying on Exemption: Scott Klarquist

3.	Address of Person Relying on the Exemption: 20 Pine, New York NY 10005

4.	Written Material. The following written materials are attached: Letter to Unitholders, dated October 8, 2020.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to GULTU Unitholders

Unitholders are Urged to Replace our Trustee

·

For far too long, the GULTU Trustee (The Bank of New York Mellon) has siphoned off OUR money (in other words, in my opinion rightfully belonging to the unitholders). Why has the Trustee made approximately as much money off of the Trust as the unitholders have (collectively), and indeed in some quarters (such as the most recently reported quarter) FAR MORE than we have??? It makes no sense. The Trustee is supposed to be working FOR us, not AGAINST us. I believe the unitholders are being treated by the Trustee as if we were a bunch of sheep to be sheared. The real question for unitholders is, Why should we accept the status quo when we do not have to?

·

When will the unitholders be provided a full accounting of all of the Trustee costs, so we can find out whether we have been getting gypped all along? For example, last quarter the Trustee (in its infinite wisdom) decided to distribute a grand total of $1,702 to holders of the approximately 230,200,000 units, or $0.000007 per unit (NOT a typo!). Meanwhile, the Trustee collected $176,273 in expenses for itself for the quarter, or OVER 100X the entire aggregate unitholder distribution amount for the quarter! Was the pathetically small unitholder distribution (in effect, a token distribution) made in order to justify another quarter of significant Trustee expenses, which could have been avoided by simply passing on a distribution for one quarter? At the very least, it seems quite odd that the Trustee administrative expenses for the quarter almost perfectly matched the royalty income for the same period. See https://www.sec.gov/Archives/edgar/data/1565146/000156514620000015/exhibit99107172020.htm.

Enough is enough. It is time to replace our Trustee so that more of OUR money gets into OUR pockets. PLEASE CONTACT THE UNDERSIGNED IF YOU WISH TO SEE THE VALUE OF YOUR GULTU INVESTMENT INCREASE (FOR A CHANGE). HELP ME REPLACE THE TRUSTEE. We need to Stop The Insanity now, before we lose EVEN MORE OF OUR MONEY TO FEE COLLECTORS AND RENT SEEKERS (such as our Trustee)!

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

sklarquist@sevencornerscapital.com

(646) 592-0498